SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

DSET Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

262504103
(CUSIP Number)

Barton W. Stuck
Signal Lake Venture Fund, L.P.
606 Post Road East
Suite 667
Westport, Connecticut 06880-4549
(203) 454-1133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2002
(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. Ö

(Continued on following pages)

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262504103		13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Signal Lake Venture Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 262504103		13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Signal Lake, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 262504103		13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barton W. Stuck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 262504103		13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Weingarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 442,381
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

  SECURITY AND ISSUER.

  This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") relates to the common stock (the "Common Stock") of DSET Corporation., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 661 Shrewsbury Avenue, Shrewsbury, New Jersey 07702.

  IDENTITY AND BACKGROUND.
    This Amendment No. 1 is filed by each of the following persons (the "Reporting Persons"):
      Signal Lake Venture Fund, L.P., a Delaware limited partnership ("Signal Lake");
      Signal Lake, LLC, a Delaware limited liability company, which is the general partner of Signal Lake; and
      Barton W. Stuck and Michael E. Weingarten, who are the managers of Signal Lake, LLC.

    The address of the principal business office of Signal Lake, Signal Lake, LLC, and Messrs. Weingarten and Stuck is 606 Post Road East, Suite 667, Westport, Connecticut 06880-4549.

    The principal business of Signal Lake and Signal Lake, LLC is to make and hold investments in various entities. The principal business of Messrs. Stuck and Weingarten is to act as the managers of Signal Lake, LLC and of Signal Lake II, LLC, which is the general partner of Signal Lake Venture Fund II, L.P. ("Signal Lake II, L.P.") and the managing member of Signal Lake II Strategic Partners, LLC ("Signal Lake II, LLC"). The principal business of Signal Lake II, L.P. and Signal Lake II, LLC is to make and hold investments in various entities. The principal office of Signal Lake II, L.P. and Signal Lake II, LLC is 606 Post Road East, Suite 667, Westport, Connecticut 06880-4549.

    During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their executive officers, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    Each of Messrs. Stuck and Weingarten is a United States citizen.

  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Not applicable.

  PURPOSE OF TRANSACTION.

  On November 8, 2002, the Issuer issued a press release announcing that it had signed an Agreement of Merger (the "Merger Agreement") by and among NE Technologies, Inc. (the "Parent"), NE Technologies Acquisition Corporation, a wholly-owned subsidiary of Parent ("Merger Sub"), and the Issuer. Merger Sub is a newly formed corporation organized by Parent.

  Under the terms of the Merger Agreement, the Issuer will merge (the "Merger") with and into the Merger Sub, and the shareholders of the Issuer will receive $0.30 in cash for each outstanding share of the Company's Common Stock. The Merger is subject to various conditions, including approval by the Issuer's shareholders. Signal Lake Venture Fund, L.P. has executed a Stockholder Agreement, dated as of November 8, 2002, by and among NE Technologies, Inc., NE Technologies Acquisition Corporation and Signal Lake Venture Fund, L.P., pursuant to which it has agreed to vote in favor of the Merger (the "Stockholder Agreement"). The Stockholder Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

  The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Issuer's business and financial condition, results of operations and prospects, and other factors and, based thereon, may pursue the possible sale of some or all of the Common Stock in privately negotiated transactions, market sales or otherwise, as well as one or more transactions relating to the Issuer, including a merger, consolidation or other form of business combination transaction, recapitalization or liquidation.

  Except as set forth above, the Reporting Persons have no present plans or proposals which relate or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

  INTEREST IN SECURITIES OF THE ISSUER.

  (a) (i) Signal Lake is the direct beneficial owner of 442,381 shares of Common Stock. Based on information provided by the Issuer, such shares constitute approximately 8.6% of the outstanding shares of Common Stock.

    By virtue of its position as general partner of Signal Lake, Signal Lake, LLC may be deemed to be the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitute approximately 8.6% of the outstanding shares of Common Stock.

    By virtue of his position as manager of Signal Lake, LLC, Barton W. Stuck may be deemed the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitute approximately 8.6% of the outstanding shares of Common Stock.

    By virtue of his position as manager of Signal Lake, LLC, Michael E. Weingarten may be deemed the beneficial owner of the 442,381 shares of Common Stock in which Signal Lake has direct beneficial ownership. Based on information provided by the Issuer, such shares constitute approximately 8.6% of the outstanding shares of Common Stock.

    The Reporting Persons have the shared power to vote and dispose of the 442,381 shares of Common Stock to which this Statement relates.

    Not applicable.

    Not applicable.

    Not applicable.

  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The response to Item 4, above, is incorporated herein by reference.

  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Exhibit 5. Form of Stockholder Agreement, dated as of November 8, 2002, by and among NE Technologies, Inc., NE Technologies Acquisition Corporation and Signal Lake Venture Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002

SIGNAL LAKE VENTURE FUND, L.P.

By: Signal Lake, LLC

By: /s/ Barton W. Stuck
Manager

SIGNAL LAKE, LLC

By: /s/ Barton W. Stuck
Manager

/s/ Barton W. Stuck
Barton W. Stuck

/s/ Michael E. Weingarten
Michael E. Weingarten

EXHIBIT 5

STOCKHOLDER AGREEMENT

            STOCKHOLDER AGREEMENT (this "AGREEMENT"), dated as of November 8, 2002, by and among NE Technologies, Inc., a Georgia corporation ("Parent"), NE Technologies Acquisition Corporation, a Georgia corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Signal Lake Venture Fund, L.P. (the "Stockholder").

            WHEREAS, the Stockholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value per share ("Company Common Stock"), of DSET Corporation, a New Jersey corporation (the "Company"), set forth on the Signature Page hereto;

            WHEREAS, Parent, Purchaser and the Company concurrently herewith are entering into an Agreement of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement), which provides, among other things, for the acquisition of the Company by Parent by means of a merger (the "Merger") of the Company with and into the Purchaser whereby shares of Company Common Stock will be exchanged for cash upon the terms and subject to the conditions set forth in the Merger Agreement; and

            WHEREAS, as a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, and in order to induce Parent and Purchaser to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement.

            NOW, THEREFORE, in consideration of the execution and delivery by Parent and Purchaser of the Merger Agreement and the foregoing and the representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

    Representations and Warranties of the Stockholder. The Stockholder (i) is the beneficial owner of the shares of Company Common Stock and the options and warrants to purchase shares of Company Common Stock indicated on the Signature Page hereto, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances that, in each case, would deprive Parent of the benefits of this Agreement; (ii) does not beneficially own any securities of the Company other than the shares of Company Common Stock and options and warrants to purchase shares of Company Common Stock indicated on the Signature Page hereto, except for Stockholder's interest in and to that certain Promissory Note by Company to Stockholder, dated January 1, 2002 in the original principal amount of $400,000; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the proxy contained herein. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against such Stockholder in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or bound or to which such Stockholder's Shares (as hereinafter defined) are subject. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby. If the Stockholder is married and the Stockholder's Shares constitute community property, then this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision or any judgment, order, decree, statute, law, title or regulation applicable to the Stockholder or the Stockholder's Shares.

    Definition of Shares. For purposes of this Agreement, "Shares" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire such securities) beneficially owned by the Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all shares of Company Common Stock and all additional options, warrants and other rights to acquire such securities) of which the Stockholder acquires beneficial ownership during the period from the date of this Agreement through the Effective Time. In the event of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

    Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, the Stockholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares except as provided herein; or (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares. Notwithstanding the foregoing, the Stockholder may transfer his Shares so long as each person to which any of such Shares or any interest in any of such Shares is or may be transferred shall have (a) executed a counterpart to this Agreement and (b) agreed to hold such Shares or interest in such Shares subject to all of the terms and provisions of this Agreement.

    Grant of Irrevocable Proxy; Appointment of Proxy.

      Subject to Section 6 hereof, the Stockholder hereby irrevocably grants to, and appoints, Parent, and Dilip Naik and Vish Emani, in their respective capacities as officers of Parent, and any individual who shall thereafter succeed to such office of Parent, and each of them individually, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholder, to vote his Shares, or grant a consent or approval in respect of his Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal. This Agreement is intended to bind the Stockholder as a stockholder of Company only with respect to the specific matters set forth herein.

      The Stockholder represents that any proxies heretofore given in respect of the Shares are not irrevocable, and that such proxies are hereby revoked.

      Subject to Section 6 hereof, the Stockholder hereby affirms that the proxy set forth in this Section 4 is irrevocable and is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performances of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy granted hereby is coupled with an interest in the Shares and, except as set forth in Section 6 hereof, is intended to be irrevocable in accordance with the provisions of the New Jersey Business Corporation Act.

    Further Assurances. The Stockholder shall, upon request of Parent or Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Purchaser to be necessary to carry out the provisions hereof and to vest in Parent the power to vote the Shares as contemplated by Section 4 hereof.

    Termination. Except as otherwise provided in this Agreement, this Agreement, and all rights and obligations of the parties hereunder, including the proxy delivered herein, shall terminate immediately upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms including but not limited to termination by the Company to accept a Superior Proposal or (ii) the Effective Time; provided, however, that Sections 7 and 10 shall survive any termination of this Agreement.

    Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses.

    Public Announcements. Each of the Stockholder, Parent and Purchaser agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

    Voidability. If prior to the execution hereof, the Board of Directors of the Company shall not have duly and validly authorized and approved by all necessary corporate action, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, so that by the execution and delivery hereof (a) Parent or Purchaser would become, or could reasonably be expected to become an "interested stockholder" with whom the Company would be prevented for any period pursuant to Section 14A:10A-4 of the New Jersey Business Corporation Act or the Certificate of Incorporation of the Company from engaging in any "business combination" (as such terms are defined in Section 14A:10A-3 of the New Jersey Business Corporation Act) or (b) the right to exercise certain options or warrants as provided in certain Senior Executive Change in Control Agreements would be triggered, then this Agreement shall be void and unenforceable until such time as such authorization and approval shall have been duly and validly obtained.

    Miscellaneous.

      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

      Binding Effect and Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as specifically provided herein, no party to this Agreement may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

      Amendments and Modification. Except as may otherwise be provided herein, any provision of this Agreement may be amended, modified or waived by the parties hereto if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, and in the case of a waiver, by the party against whom the waiver is to be effective.

      Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity without the necessity of proving the inadequacy of money damages as a remedy.

      Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) transmitter's confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier or when delivered by hand or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

      If to Parent or Purchaser:

      NE Technologies, Inc / NE Technologies Acquisition Corporation
      5085 Avalon Ridge Parkway, Suite 100
      Norcross, Georgia 30071
      Attention: Dilip Naik, President and Vish Emani, Vice President
      Facsimile No.: (770) 453-9191

      With a copy to:

      Foltz Martin, LLC
      3525 Piedmont Road, Suite 750
      Atlanta, Georgia 30305
      Attention: Jeff D. Woodward, Esq.
      Facsimile: (404) 237-1659

      If to the Stockholder:

      To the address for notice set froth on the signature page hereof.

      With a copy to :

      Morrison & Foerster LLP
      1290 Avenue of the Americas
      New York, New York 10104
      Attention: Allen L. Weingarten, Esq.
      Facsimile: (212) 468-7900

      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

      Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof.

      Effect of Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

      Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

      Action in Stockholder Capacity Only. The Stockholder makes no agreement or understanding herein in any capacity other than his capacity as a record holder and beneficial owner of Shares and nothing herein shall limit or affect any action taken in any other capacity as an officer or director of the Company.

      No Exercise of Options, Warrants or Other Rights. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall require the Stockholder to exercise or convert Shares that do not constitute outstanding shares of Company Common Stock.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The foregoing Agreement is hereby executed as of the date first above written.

NE TECHNOLOGIES, INC. ("PARENT")
By: /s/ Dilip Naik
          Dilip Naik, President

NE TECHNOLOGIES ACQUISITION CORPORATION ("MERGER SUB"")

By: /s/ Dilip Naik (Dilip Naik for Vish Emani)
          Vish Emani, President

"STOCKHOLDER"

Signal Lake Venture Fund, L.P.

By: Signal Lake, LLC, its General Partner

Signed: /s/ Barton W. Stuck

Print Name: Barton W. Stuck

Address: Managing Member, Signal Lake LLC, General Partner of Signal Lake Venture Fund, L.P.
606 Post Road east/Suite 667
Westport, Connecticut 06880-4549
  Shares beneficially owned by Stockholder:

  442,381 shares of Company Common Stock

  -0-   shares of Company Common Stock issuable upon exercise of options

  -0-   shares of Company Common Stock issuable upon exercise of warrants